Leading Brands, Inc. (the “Company”)

Supplemental Mailing List Return Card

Canada’s National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the Company’s supplemental mailing list in order to receive the interim financial statements and MD&A of the Company. The documents will be accessible electronically at www.SEDAR.com or www.LBIX.com. However, if you wish to receive any such mailings, please complete and return this form to:

Pacific Corporate Trust
510 Burrard Street - 3rd Floor
Vancouver BC Canada V6C 3B9

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery.
You may complete electronic versions of these forms at

www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

Holders that mail this card in and have requested delivery of statements via email must at some time prior to the mailing complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Supplemental Mailing List in respect of its quarterly financial statements and MD&A.

LEADING BRANDS, INC.

Name:	Address:

City/Prov/State/ Postal Code:

Preferred Method of Communication:	Email: _____ Mail: _____

Email Address:

Signature:	Date:

At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Code, available on our website at www.pctc.com, or by writing to us at 510 Burrard Street, 3rd Floor, Vancouver BC Canada V6C 3B9. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.